SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

Getaround, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37427G101

(CUSIP Number)

Jason Mudrick Mudrick Capital Management, L.P. 527 Madison Avenue, 6th Floor New York, New York 10022 (646) 747-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 813,248,064(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 813,248,064(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 813,248,064(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.4%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Includes (i) 266,156 shares of common stock (“Common Stock”) of Getaround, Inc. (the “Issuer”), (ii) 805,981,908 shares of Common Stock issuable upon conversion of Convertible Notes, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.

(2)       Based on 910,179,589 shares of Common Stock outstanding, which includes (i) 97,197,681 shares of Common Stock outstanding as of November 12, 2024, as reported by the Issuer in the Quarterly Report on Form 10-Q for the quarter ending September 30, 2024, filed with the Securities and Exchange Commission on November 14, 2024 (the “Outstanding Shares”), (ii) 805,981,908 shares of Common Stock issuable upon the conversion of Convertible Notes in the aggregate beneficially owned by the Reporting Persons, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants beneficially owned by the Reporting Persons.

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 813,248,064(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 813,248,064(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 813,248,064(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.4%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Includes (i) 266,156 shares of Common Stock, (ii) 805,981,908 shares of Common Stock issuable upon conversion of Convertible Notes, and (ii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.

(2)       Based on 910,179,589 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 805,981,908 shares of Common Stock issuable upon the conversion of Convertible Notes in the aggregate beneficially owned by the Reporting Persons, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants beneficially owned by the Reporting Persons.

(1)	NAME OF REPORTING PERSONS Jason Mudrick
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 813,248,064(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 813,248,064(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 813,248,064(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.4%(2)
(14)	TYPE OF REPORTING PERSON IN

(1)       Includes (i) 266,156 shares of Common Stock, (ii) 805,981,908 shares of Common Stock issuable upon conversion of Convertible Notes, and (ii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.

(2)       Based on 910,179,589 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 805,981,908 shares of Common Stock issuable upon the conversion of Convertible Notes in the aggregate beneficially owned by the Reporting Persons, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants beneficially owned by the Reporting Persons.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Fund Global, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 202,763,666(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 202,763,666(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,763,666(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.6%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Includes (i) 66,362 shares of Common Stock, (ii) 200,952,024 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,745,280 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 299,894,985 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 200,952,024 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,745,280 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 202,763,666(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 202,763,666(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,763,666(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.6%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity Fund Global, L.P.

(2)       Based on 299,894,985 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 200,952,024 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Distressed Opportunity Fund Global, L.P., and (iii) 1,745,280 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Distressed Opportunity Fund Global, L.P.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 137,016,038(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 137,016,038(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,016,038(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.5%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 44,842 shares of Common Stock, (ii) 135,791,836 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,179,360 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 234,168,877 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 135,791,836 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,179,360 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 13,402,326(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 13,402,326(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,402,326(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 4,386 shares of Common Stock, (ii) 13,282,580 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 115,360 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 110,595,621 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 13,282,580 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 115,360 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 150,418,364(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 150,418,364(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,418,364(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.8%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.

(2)       Based on 247,566,817 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 149,074,416 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., and (iii) 1,294,720 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,402,715(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,402,715(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,402,715(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 11,259 shares of Common Stock, (ii) 34,095,336 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 296,120 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 131,589,137 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 34,095,336 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 296,120 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,402,715(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,402,715(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,402,715(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.

(2)       Based on 131,589,137 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 34,095,336 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., and (iii) 296,120 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity SIF Master Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 28,356,796(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 28,356,796(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,356,796(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 9,280 shares of Common Stock, (ii) 28,103,436 shares of Common Stock issuable upon the conversion of Convertible Notes, and (ii) 244,080 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 125,545,197 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 28,103,436 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 244,080 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity SIF GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 28,356,796(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 28,356,796(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,356,796(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity SIF Master Fund, L.P.

(2)       Based on 125,545,197 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 28,103,436 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P., and (iii) 244,080 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P.

(1)	NAME OF REPORTING PERSONS Mudrick Stressed Credit Master Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 73,568,741(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 73,568,741(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,568,741(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 24,077 shares of Common Stock, (ii) 72,911,424 shares of Common Stock issuable upon the conversion of Convertible Notes, and (ii) 633,240 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 170,742,345 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 72,911,424 shares of Common Stock issuable upon the conversion of Convertible Notes, and (ii) 633,240 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Stressed Credit Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 73,568,741(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 73,568,741(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,568,741(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Stressed Credit Master Fund, L.P.

(2)       Based on 170,742,345 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 72,911,424 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Stressed Credit Master Fund, L.P., and (ii) 633,240 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Stressed Credit Master Fund, L.P.

(1)	NAME OF REPORTING PERSONS Mudrick Opportunity Co-Investment Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 23,235,652(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 23,235,652(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,235,652(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 7,604 shares of Common Stock, (ii) 23,028,048 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 200,000 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 120,425,729 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 23,028,048 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 200,000 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Opportunity Co-Investment Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 23,235,652(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 23,235,652(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,235,652(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Opportunity Co-Investment Fund, L.P.

(2)       Based on 120,425,729 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 23,028,048 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Opportunity Co-Investment Fund, L.P., and (iii) 200,000 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Opportunity Co-Investment Fund, L.P.

This Amendment No. 10 (“Amendment No. 10”) amends the statement on Schedule 13D (as amended from time to time, the “Schedule 13D”) originally filed by the Reporting Persons on May 15, 2023, as amended by amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 9, 2023, as amended by amendment No. 2 to Schedule 13D filed by the Reporting Persons on September 12, 2023, as amended by amendment No. 3 to Schedule 13D filed by the Reporting Persons on December 19, 2023, as amended by amendment No. 4 to Schedule 13D filed by the Reporting Persons on January 23, 2024, as amended by amendment No. 5 to Schedule 13D filed by the Reporting Persons on May 1, 2024, as amended by amendment No. 6 to Schedule 13D filed by the Reporting Persons on July 10, 2024, as amended by amendment No. 7 to Schedule 13D filed by the Reporting Persons on July 18, 2024, as amended by amendment No. 8 to Schedule 13D filed by the Reporting Persons on August 21, 2024, as amended by amendment No. 9 to Schedule 13D filed by the Reporting Persons on September 9, 2024, and relates to the common stock, par value $0.0001 per share (“Common Stock”), of Getaround, Inc. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 10 shall have the meaning assigned to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

This Item 3 of the Schedule 13D is amended and supplemented as follows:

The information provided in Item 4 of this Amendment No. 10 is incorporated by reference herein.

Item 4. Purpose of Transaction.

This Item 4 of the Schedule 13D is amended and supplemented as follows:

The information provided in Item 6 of this Amendment No. 10 is incorporated by reference herein.

On November 12, 2024, the Issuer and Mudrick Capital Management L.P. (“MCM”), on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by MCM or its affiliates, amended and restated the sixth amended and restated super priority Note, dated as of July 16, 2024 (such amended and restated note, the “Seventh Amended and Restated Note”) as described in Item 6 below.

Item 5. Interest in Securities of the Company.

This Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) The responses set forth in rows 7 through 13 of the cover pages to this Schedule 13D are incorporated by reference into this Item 5. Such responses are provided as of the date of this Amendment No. 10.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c) Other than as reported in this Amendment No. 10, the Reporting Persons have not effected any transactions in securities of the Issuer during the past 60 days.

(d) Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities owned by such Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Item 6 of the Schedule 13D is amended and supplemented as follows:

Seventh Amended and Restated Note

On November 12, 2024, the Issuer and MCM, on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by MCM or its affiliates, amended and restated the sixth amended and restated super priority note in an aggregate amount of $83,674,931.14, entered into by such parties on July 16, 2024 (the “Initial Note”), to reflect an increased aggregate principal amount of $97,842,573.57, which is comprised of the original $83,674,931.14 principal amount under the Initial Note, accrued interest on the Initial Note as of November 12, 2024, and an additional principal amount of $10,000,000 to provide additional funding to the Issuer under the Seventh Amended and Restated Note in accordance with the terms of a second amended and restated incremental super priority note subscription agreement dated April 29, 2024 (the “Second Amended and Restated Incremental Subscription Agreement”) by and between MCM, the Issuer and its subsidiary guarantors referred to therein.

The Seventh Amended and Restated Note accrues interest monthly beginning on November 12, 2024, at a rate of 15.00% per annum, which interest rate, upon the occurrence, and during the continuation, of an Event of Default (as defined therein), will be increased by 2.00% per annum. The Seventh Amended and Restated Note was issued pursuant to the Second Amended and Restated Incremental Subscription Agreement, subject to certain conditions.

The Seventh Amended and Restated Note will mature on August 7, 2026, at which time 108% of the principal thereunder (including all capitalized interest) and accrued interest will become due, payable in cash, unless earlier redeemed or repurchased.

The Issuer may prepay the Seventh Amended and Restated Note at any time prior to its maturity date, and subject to certain exceptions, must prepay the balance of the Seventh Amended and Restated Note with 100% of the net proceeds of any sale, or similar disposition, of the Issuer or any of its subsidiaries.

The Seventh Amended and Restated Note is a senior secured obligation of the Issuer, guaranteed by certain of its subsidiaries and secured by collateral consisting of substantially all of the assets of the Issuer and its subsidiary guarantors. Subject to limited exceptions, the Seventh Amended and Restated Note will rank senior to all outstanding and future indebtedness of the Issuer, including the Issuer’s 8.00% / 9.50% Convertible Senior Secured PIK Toggle Notes due 2027 issued to MCM.

Item 7. Material to be Filed as Exhibits.

This Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 8	Second Amended and Restated Incremental Subscription Agreement, dated as of April 29, 2024, by and between Getaround, Inc. and Mudrick Capital Management L.P. (incorporated by reference from Amendment No. 7 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on July 18, 2024).

Exhibit 9*	Form of Seventh Amended and Restated Note due August 7, 2026.

*Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

/s/ Jason Mudrick Jason Mudrick

Mudrick Capital Management, L.P. By: Mudrick Capital Management, LLC its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick DISTRESSED OPPORTUNITY FUND GLOBAL, L.P. By: Mudrick GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II, L.P. By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Capital Management, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY 2020 DISLOCATION FUND, L.P. By: Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY 2020 DISLOCATION FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY SIF MASTER FUND, L.P. By: Mudrick Distressed Opportunity SIF Master Fund LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY SIF MASTER FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK STRESSED CREDIT MASTER FUND, L.P. By: Mudrick Stressed Credit Fund GP LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK STRESSED CREDIT FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK OPPORTUNITY CO-INVESTMENT FUND, LP By: Mudrick Opportunity Co-Investment Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK OPPORTUNITY CO-INVESTMENT FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member